November 30, 2007

Mail Stop 4563

*By U.S. Mail and facsimile to (626)535-8209*

Michael W. Perry
Chief Executive Officer
Indymac Bancorp, Inc.
888 East Walnut Street
Pasadena, CA 91101-7211

> **Re:  Indymac Bancorp, Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 01-8972**

Dear Mr. Perry:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel